ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at March 31, 2007 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2006 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"
Vice President of Finance

Mississauga, Canada
May 29, 2007

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)
As at March 31,
	2007	2006
Assets
Current
Cash	34,907	57,965
Prepaid expenses and deposits	102,848	156,094
Government Tax receivable	80,076	21,693
	217,831	235,752

Deferred Debenture financing costs (Note 16)	855,083	-
Property, Plant & Equipment (Note 4)	557,545	588,489
Technology and Patent Costs	28,243	20,153
	1,658,702	844,394

Liabilities
Current
Payables and accruals	342,837	797,002
Advances payable (note 17)	5,827	-
Advances from related parties	60,000	50,000
Current portion of Lease Obligation	10,554	-
Derivative liability (Note 16)	549,596	-
10% Convertible Debenture, Due July 31, 2006 (Note 10)	-	420,000
	968,814	1,267,002
Long term
Deferred taxes	14,026	-
Can $ Convertible Debenture (Note 16)	157,408	-
US$ Convertible Debenture (Note 16)	416,972	-
Obligation under capital lease	25,546	-
	1,582,766	-
Shareholders' Equity (Deficiency)
Share capital (Note 7(a) )	11,770,008	10,396,811
Contributed surplus (Note 7(c))	5,183,490	4,157,918
Deficit	(16,877,562)	(14,977,337)
	75,936	(422,608)

	1,658,702	844,394

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)
For the three months ended March 31,
	2007	2006

Revenues
Sales	45,979	46,844

Expenses
Research and Development	207,825	251,465
General and administrative	242,892	346,632
Government R&D earned	(247,822)	-
Professional fees	12,151	72,872
Interest	51,191	11,851
Imputed interest	189,244	-
Amortization of Long lived Assets (Note 3)	26,347	20,069
	481,828	702,889

Net loss for the period	(435,849)	(656,045)

Deficit, beginning of period	(16,441,713)	(14,321,292)

Deficit, end of period	(16,877,562)	(14,977,337)

Loss per common share, basic and diluted	(0.009)	(0.016)
Average Weighted Common shares Outstanding	48,548,692	40,016,521

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
For the three months ended March 31,
	2007	2006

Operating
Loss for the period	(435,849)	(656,045)
Items not requiring cash
Depreciation and amortization of Capital Assets	26,347	20,069
Imputed Interest	189,244	-
Consulting and professional fees
paid in capital stock to non-related parties	-	146,681
Consulting fees paid in capital stock
to related parties	151,415	220,033
Warrants issued for services	-	90,176
Options Issued	-	5,003

Net change in non-cash working capital balances
related to operations (Note 8)	(107,747)	216,573
	(176,590)	42,490
Investing
Purchase of property, plant and equipment	-	(4,500)
Purchase of other assets	(455)	(7,882)
	(455)	(12,382)
Financing
Deferred taxes	14,026	-
Repayment of obligations under capital lease	(2,814)	-
Deferred Financing Costs and Derivative Liability	51,058	-
Proceeds from advances payable	127,601	-
	189,871	-

Net increase in cash during period	12,826	30,108

Cash, beginning of period	22,081	27,857

Cash, end of period	34,907	57,965

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has sold two E8 generators on a demonstration basis to a potential OEM and a potential reseller. There is no assurance that there will be future revenues from either party.

b) Czech Republic Division

(i) Research and Development of fuel cells with a liquid electrolyte

This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) which amount was netted against the related expenses. Drawing of this grant is subject to a special audit report to be completed subsequently.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

The Company has incurred several years of losses. At March 31, 2007, the Company reported a deficit and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including an investment from an institutional investor. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2007 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2007 and 2006, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2006. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2006.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP’) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Prepaid Expenses and Deposits

A significant portion of prepaid expenses represent a 24 month prepayment for services relating to filings on EDGAR in the United States, which began in September 2005.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in operations in the year of impairment.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Interest Rate Risks

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

Credit Risks and Deferred Revenue

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

Foreign Exchange Risks

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Derivative Instruments

The company issued Convertible Debentures as part of its financing activities. The Accounting for Convertible Debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. These sources prescribe when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. They also specify how financial instrument gains and losses are to be presented and define financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities and derivative contracts. Details of the Accounting for these Convertible Debentures as Derivative Instruments are included in Note 16. .

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

Leases

Leases entered into by the Company as a lessee are classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership are classified as capital leases. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset’s fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

Asset Impairment

The Company has adopted CICA Handbook Section 3063, Impairment of Long-lived Assets. This standard establishes principles for the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. The standard outlines the impairment process and defines the impairment loss as being measured as the excess of the carrying value of the asset over its fair value. The evaluation is performed at the lowest level of a group of assets and liabilities with identifiable cash flows that are independent of those of other assets and liabilities.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

New Accounting Pronouncements

Comprehensive income and equity In 2005, the CICA released Handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards in addition to Section 1530. The Company does not expect the adoption of these standards to have a material effect on its consolidated results of operations or financial position.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

New Accounting Pronouncements (continued)

Accounting changes In 2006, the CICA released Handbook Section 1506, “Accounting Changes,” effective for fiscal years beginning on or after January 1, 2007. The Section establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian Generally Accepted Accounting Principals or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

4. PROPERTY, PLANT, EQUIPMENT, TECHNOLOGY AND PATENT COSTS

	2007	2007	2007
	Cost	Accumulated	Net Book
		Depreciation	Value

Property, Plant and Equipment
Land	128,940	-	128,940
Building	243,418	19,543	223,875
Machinery and Equipment	290,531	110,579	179,952
Furniture and Fixtures	38,198	13,420	24,778
Leasehold Improvements	10,939	10,939	-

	712,026	154,481	557,545

Technology and Patent Costs
Technology (Note 16)	1,500,000	1,500,000	-
Patents	30,846	2,603	28,243
	1,530,846	1,500,871	28,243

	2006	2006	2006
	Cost	Accumulated	Net Book
		Depreciation	Value

Property, Plant and Equipment
Land	128,935	-	128,935
Building	242,831	9,813	233,018
Machinery and Equipment	243,420	46,247	197,173
Furniture and Fixtures	38,198	8,835	29,363
Leasehold Improvements	10,939	10,939	-

	664,323	75,834	588,489

Technology and Patent Costs
Technology and Nominal Goodwill	1,500,000	1,500,000	-
Patents	21,024	871	20,153
	1,521,024	1,500,871	20,153

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

5. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Amounts owing to Directors and Officers

Entity	Position in	Purpose of	Amount	Amount
	Company	Liability	2007	2006

Anthony Durkacz	Director & Officer	Consulting Fees	1,000	-
Arthur Laudenslager	Director	Consulting Fees	1,000	-
Brian Clewes	Director	Consulting Fees	1,000	-
Fortius Research and Trading	Controlled by A.D	Consulting Fees	5,300	65,125
Jiri Nor	Director & Officer	Advances	20,000	50,000
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	11,333	26,750
Michael Liik	Director	Consulting Fees	1,000
Macnor Corp	Controlled by J.N.	Consulting Fees	40,000	68,480
Peter Nor	Officer	Consulting Fees	1,483	4,125
			83,116	214,480

(b) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

Entity	Position in Company	2007	2006

Gary Brandt	Director	-	2,000
Brian Clewes	Director	33,578	2,000
Anthony Durkacz	Director & Officer	4,049	2,000
Fortius Research and Trading	Controlled by A.D	15,400	37,500
Arthur Laudenslager	Director	28,647	2,000
Liikfam Holdings Inc.	Controlled by M.L.	25,000	25,000
Macnor Corp re: Jiri Nor	Controlled by J.N.	26,666	40,000

Macnor Corp re: Peter Nor	Controlled by J.N.	16,000	24,000
Michael Liik	Director	31,931	2,000
Jiri Nor	Director & Officer	4,049	2,000
David Ramm	Director	-	2,000
		185,320	140,500

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

(c) Related Party Transactions

Advances from related parties at March 31, are summarized as follows:

	2007	2006

Advances from related parties	$60,000	$50,000

Advances from related parties were from Jiri Nor and Macnor Corp for a short period until sufficient cash is received. (Amount is included in 5(a) above.)

6. INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $9,503,000. If unused, these tax losses will expire as follows:

2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	3,030,000
2016	1,052,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to approximately $1,759,000 which have no expiry.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital consists of the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2007		2006
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	48,131,669	11,205,002	37,906,569	10,030,096

issued during year
-in exchange for consulting and
professional fees and expenses from
non-related parties			954,039	146,682

-in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	1,351,620	220,033
Conversion of advances payable	4,248,750	384,023
Conversion of US$ Convertible
Debenture	899,280	29,567
	6,986,762	565,006	2,305,659	366,715

as at March 31	55,118,431	11,770,008	40,212,228	10,396,811

The weighted average number of shares outstanding during 2007 is 48,495,248 and 2006 is 40,016,521. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

(b) Common stock issued to settle obligations of the Company to directors and officers of the Company.

For the three months ended March 31, 2007, the Company issued 1,838,732 (2006 - 1,351,620) shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

		Number	$ Value	Price per
Name	Date	of Shares	of Shares	Share	Services Performed

Liikfam Holdings	16-Mar	505,983	41,667	$0.082	Fourth Quarter 2006
					Finance/Consulting
Jiri Nor	16-Mar	61,431	5,059	$0.082	Annual 2007
					Director's Compensation
Arthur Laudenslager	16-Mar	389,845	32,103	$0.082	Annual 2007
					Director's Compensation
Michael liik	16-Mar	400,021	32,941	$0.082	Annual 2007
					Director's Compensation
Brian Clewes	16-Mar	420,021	34,588	$0.082	Annual 2007
					Director's Compensation
Anthony Durkacz	16-Mar	61,431	5,059	$0.082	Annual 2007
					Director's Compensation
		1,838,732	151,416

c) Contributed surplus consists of the following:

	2007	2006

Contributed Surplus, January 1	5,183,490	4,062,739

Options issued for Consulting & professional fees paid to non related parties	-	5,003

Warrants issued to non-related parties	-	90,176

Contributed Surplus, March 31	5,183,490	4,157,918

d) Common stock issued for cash

For the three months ended March 31, 2007 and 2006, there were no shares issued for cash.

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

(i) Stock options granted

During the three months ended March 31, 2006, the Company issued an option for 50,000 shares at a strike price of $US 0.14 expiring January 16, 2009 to an outside consultant.

(ii)  Stock Options exercised

For the three months ended, 2007 and 2006, no stock options were exercised.

(iii) Stock options expired or forfeited (See table in (e) (v))

(iv)  Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.82%, expected life of between 1 year and 5 years, expected volatility of 96%, closing rate of exchange on the issue date and no dividends.

(v) Summary Table

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2004	2,943,840	0.35

Options granted in 2005	2,050,000	0.15
Options exercised in 2005	(275,000)	0.27
Options forfeited or expired in 2005	(675,000)	0.39
Balance, December 31, 2005	4,043,840	0.25
Options granted in 2005	50,000	0.14
Options expired or forfeited in 2006	(275,000)	0.25
Balance March 31, 2006	3,818,840	0.24

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

f) Common share purchase warrants

16,827,680 warrants were outstanding as at March 31, 2007 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Wintser Investments Ltd.	Jun 14, 2002	Jun 14, 2007	487,500	U.S. $0.50
Shelley Blechman	July 17, 2002	July 17, 2007	100,000	U.S. $0.50
661399 Ontario Inc.	Nov 1, 2002	Nov 1, 2007	50,000	U.S. $0.50
661399 Ontario Inc.	Nov 30, 2002	Nov 30, 2007	450,000	U.S.$ 0.50
The Taylor Made Mgmt Corp. B	Mar 31, 2004	Apr 1, 2007	651,450	U.S.$ 1.00
The Taylor Made Mgmt Corp. B	Mar 31, 2004	Apr 1, 2007	104,500	U.S.$ 1.00
The Taylor Made Mgmt Corp. A	Jun 30, 2004	Jun 30, 2007	79,630	U.S. $0.80
Belcor Development Corp	Oct 1, 2004	Sept 30, 2007	88,900	U.S. $0.90
Belcor Development Trust	Oct 1, 2004	Sept 30, 2007	88,900	U.S. $0.90
Philip Patterson	Oct 8, 2004	Sept 30, 2007	20,000	U.S. $0.90
Belcor Development Corporation	Dec 3, 2004	Dec 3, 2007	166,700	U.S. $0.60
Liikfam Holdings Inc.	Dec 9, 2004	Dec 9, 2007	500,000	U.S. $0.37
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliot Goldstein	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
Matthew Chipman	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Belcor Development Trust	Mar 24, 2006	Mar 22, 2009	88,900	U.S. $0.19
Belcor Development Corporation	Mar 24, 2006	Mar 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr 12, 2009	1,500,000	U.S. $0.19
Ardour Capital Investments LLP	Apr 10, 2006	Apr 9, 2009	185,000	U.S. $0.27
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	600,000	U.S. $0.20
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	405,300	U.S. $0.19
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	151,988	U.S. $0.20
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	253,312	U.S. $0.30
			16,827,680

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

8. CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

Net change in non-cash operating working capital	2006		2005

Decrease (increase) in receivables		$3,780	$114,300
Decrease (increase) in prepaid expenses		10,230	12,415
Decrease (increase) in investment tax credits refundable		(59,698)	-
Decrease (increase) in government receivables		9,748	20,145
Decrease (increase) in inventory		29,127	13,657
Increase (decrease) in payables and accruals		(43,422)	21,094
Increase (decrease) in Advances from related parties		20,000	50,000
Increase (decrease) in deferred revenue		(10,214)	(15,038)
Increase (decrease) in Derivative Liability		(67,298)	-
	$	(107,747)	$216,573

9. SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Most of the Company’s long term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2007	2006

Canada	-	-
Rest of World	39,915	46,168
Czech Republic	6,064	676
	45,979	46,844

10.  CANADIAN $420,000 CONVERTIBLE DEBENTURE

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a CDN $420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt at maturity and subsequently negotiated a new convertible debt agreement. Currently, the Canadian dollar convertible debentures and the US dollar debentures have the terms and conditions, on a pari passu basis, maturing on April 9, 2009. (See Note 16 (b).

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

11. COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $34,800 to October 31, 2006, plus a proportionate share of common area costs. The lease expired and the company is now on a month to month lease.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

13. STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:
				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, January 1, 1995	5,000,000	$558,927	$-	($ 628,162)	($ 69,235)
To purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related parties	62,500	10,500	-	-	10,500
Consulting fees to non-related parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Issued for cash	353,250	195,000	-	-	195,000
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892
Proceeds on issuance of warrants	-	-	6,110	-	6,110
Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($288,456)
Consulting fees to non-related parties	2,925,114	$496,393			496,393
Consulting fees to related parties	2,616,311	$374,533			374,533
Net warrant/option expense			$1,120,751		$1,120,749
Conversion of $CDN Convertible Debentures	275,998	20,740			20,740
Conversion of $US Convertible Debentures	4,407,677	283,240			283,240
Loss for the year				(2,120,422)	(2,120,422
Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)
Consulting fees to non-related parties	1,838,731	151,415			151,415
Conversin of $US Convertible Debentures	899,281	29,568			29,568
Conversion of advances payable	4,248750	384,024			384,024
Loss for the period				(435,849)	(435,849)

Balance March 31, 2007	55,118,431	$11,770,008	$5,183,490	(16,877,562)	75,936

14.  PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING
PRINCIPLES

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at March 31, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant and equipment and contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are commonly called “fixed assets.” There is a difference between U.S. GAAP and Canadian GAAP with respect to terminology. Under U.S. GAAP, contributed surplus is referred to as “additional paid in capital”.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

16.    CONVERTIBLE DEBENTURES

(a) $1,500,000 USD Convertible Debentures

On April 10, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with Cornell Capital Partners, LP, referred to as the “Investor”. The Agreement provides for the sale by the Company to the Investor of Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $1,740,002 ($1,500,000 USD) (“Principal Amount”). The Principal Amount was funded by the Investor in two tranches $870,001 ($750,000 USD) on April 18, 2006, and $870,001 ($750,000 USD) in June, 2006 based upon satisfaction of the following conditions: two business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement with the United States Securities and Exchange Commission (the “SEC”). The Debenture matures April 9, 2009, bears interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share.

The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock of the Company during the ten trading days immediately preceding the conversion date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

16.    CONVERTIBLE DEBENTURES(Continued)

(a) $1,500,000 USD Convertible Debentures (Continued)

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in an unrealized gain or loss and recorded in the income statement as a component of the consolidated statements of operations. The estimated fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial three year term. The initial fair value of the embedded derivative totalled $1,395,227 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of March 31, 2007, the unaccreted debt discount totalled $997,413 which $122,132 had been accreted for the period ended March 31, 2007.

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $714,819 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of March 31, 2007, the unamortized financing cost totalled $432,167 which $52,918 had been amortized for the period ended March 31, 2007.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

16.    CONVERTIBLE DEBENTURES(Continued)

(b) $420,000 Convertible Debenture

On May 30, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with eighteen investors referred to as the “Investors” The Agreement provides for the sale by the Company to the Investors of a Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $420,000 (“Principal Amount”). The Debenture matures April 9, 2009, bear interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investors also received common stock purchase warrants (the “Warrants”) to purchase (i) 253,312 shares of the Company's common stock at an exercise price of $.30 per share (ii) 151,998 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 405,300 shares of the Company's common stock at an exercise price of $.19 per share. The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock during the ten trading days immediately preceding the Conversion Date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The Warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in either an unrealized gain or loss and recorded in the income statement as a component of the Statement of Operations. The estimated fair value of the derivative liability has been determined using Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial 3 year term. The initial fair value of the embedded derivative totalled $311,211 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of March 31, 2007, the unaccreted debt discount totalled $242,592 which $29,705 had been accreted for the year ended march 31, 2007.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2007 and 2006

16.    CONVERTIBLE DEBENTURES(Continued)

(b) $420,000 Convertible Debentures (Continued)

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair valued and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $106,559 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using an effective interest method. As of March 31, 2007, the unamortized financing cost totalled $73,928 which $9,052 had been amortized for the period ended March 31, 2007.

17.     ADVANCES PAYABLE

The Company has received advances of CDN $384,024 (U.S. $339,900) to fund working capital during a due diligence exclusivity period related to the transaction described in note 18. If the transaction is not consummated during the exclusivity period, the advances are to be converted into common stock of the Company at U.S. $0.08 per share. As the transaction was not completed within the exclusivity period, the total advances payable of U.S. $339,900 were converted into 4,248,750 shares of common stock of the Company.

18.     SUBSEQUENT EVENTS

On April 13, 2007 the Company executed a binding letter of intent (“LOI”) with Green Shelters Innovations Ltd (“GSI”), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets.

This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology asset for consideration of: (i) approximately US$3.1 Million in cash; forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

On closing, existing management would resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek a new business opportunity.

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: (i) no material adverse change to Astris’ business: (ii) execution of employment agreements between GSI and key personnel of Astris: (iii) completion prior to July 31, 2007; (iv) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders (v) completion prior to June 1, 2007 of definitive documentation; (vi) receipt of all necessary government approvals; and (vii) exclusivity to GSI for the period to closing. As such, the parties have agreed to reciprocal break-up fees equal to an amount essentially equivalent to any advances under the secured convertible promissory note operating facility described above, at the time of any breach.